UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

HANWHA Q CELLS CO., LTD.
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

83415U108

(CUSIP Number)

Hanwha Solar Holdings Co., Ltd.

Hanwha Chemical Corporation
Hanwha Corporation

Mr. Seung-Youn Kim

Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu

Seoul 04541, Korea

Phone Number: (82) 2 729 2517
Attention: Mr. Moon-Seong Choi

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this  13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Solar Holdings Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) CO

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical Corporation (“Hanwha Chemical”) on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha Solar Holdings Co., Ltd. (“Hanwha”). Hanwha is a wholly-owned subsidiary of Hanwha Chemical.
(2)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 ordinary shares of Hanwha Q CELLS Co., Ltd. (formerly known as Hanwha SolarOne Co., Ltd.) (the “Issuer”), par value US$0.0001 per share (“Ordinary Shares”) and (b) 128,101 ADSs (representing 6,405,055 Ordinary Shares). As reported in the Issuer’s most recent annual report on Form 20-F for the fiscal year ended December 31, 2017 as filed with the Securities and Exchange Commission on April 27, 2018 (the “Annual Report”), as of March 31, 2018, Hanwha also held 20,062,348 Ordinary Shares issued to Hanwha in connection with Hanwha’s purchase of 36,455,089 Ordinary Shares of the Issuer in September 2010 pursuant to that certain Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between the Issuer and Hanwha (the “Loaned Shares”). On July 23, 2018, the Issuer repurchased and cancelled all of such 20,062,348 Loaned Shares.
(3)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Ordinary Shares) which have been reserved by the Issuer to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time (the “Option Reserve Shares”) and (b) the 20,062,348 Loaned Shares which were repurchased and cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Chemical Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b)☐
3.	SEC use only
4.	Source of funds (see instructions) WC, BK, OO (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) CO

(4)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha, which is a wholly-owned subsidiary of Hanwha Chemical.
(5)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 Ordinary Shares and (b) 128,101 ADSs (representing 6,405,055 Ordinary Shares). As reported in the Annual Report, as of March 31, 2018, Hanwha also held 20,062,348 Loaned Shares. On July 23, 2018, the Issuer repurchased and cancelled all of such Loaned Shares.
(6)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Option Reserve Shares) and (b) the 20,062,348 Loaned Shares which were cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) CO

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha, which is a wholly-owned subsidiary of Hanwha Chemical.
(2)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 Ordinary Shares and (b) 128,101 ADSs (representing 6,405,055 Ordinary Shares). As reported in the Annual Report, as of March 31, 2018, Hanwha also held 20,062,348 Loaned Shares. On July 23, 2018, the Issuer repurchased and cancelled all of such Loaned Shares.
(3)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Option Reserve Shares) and (b) the 20,062,348 Loaned Shares which were cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

CUSIP No.: 83415U108

1.	Name of reporting person Mr. Seung-Youn Kim
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) IN

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha, which is a wholly-owned subsidiary of Hanwha Chemical.
(2)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 Ordinary Shares and (b) 128,101 ADSs (representing 6,405,055 Ordinary Shares). As reported in the Annual Report, as of March 31, 2018, Hanwha also held 20,062,348 Loaned Shares. On July 23, 2018, the Issuer repurchased and cancelled all of such Loaned Shares.
(3)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Option Reserve Shares) and (b) the 20,062,348 Loaned Shares which were cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

All information in this Amendment No. 8 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 8 to Schedule 13D is being filed by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim with the Securities and Exchange Commission (the “SEC”) on September 23, 2010, as amended by Amendment No. 1 to Schedule 13D filed jointly by the Reporting Persons with the SEC on December 1, 2010, as further amended by Amendment No. 2 to Schedule 13D filed jointly by the Reporting Persons with the SEC on July 1, 2011, as further amended by Amendment No. 3 to Schedule 13D filed jointly by the Reporting Persons with the SEC on August 17, 2012, as further amended by Amendment No. 4 to Schedule 13D filed jointly by the Reporting Persons with the SEC on April 22, 2013, as further amended by Amendment No. 5 to Schedule 13D filed jointly by the Reporting Persons with the SEC on December 8, 2014, as further amended by Amendment No. 6 to Schedule 13D filed jointly by the Reporting Persons with the SEC on February 6, 2015 and as further amended by Amendment No. 7 to Schedule 13D filed jointly by the Reporting Persons with the SEC on August 2, 2018 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds expected to be required by Hanwha to pay the aggregate merger consideration for the outstanding Shares (other than shares held by Hanwha and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost), and to pay related fees and expenses, is estimated to be approximately $53,000,010, which will be financed by a capital contribution from Hanwha Chemical in exchange for 588,889 common shares of Hanwha. Hanwha Chemical plans to use cash on hand for the capital contribution.

ITEM 4.	Purpose of Transaction.

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On October 15, 2018, the Issuer entered into a plan of merger (the “Plan of Merger”) with Hanwha. Pursuant to Section 233(7) of the Companies Law of the Cayman Islands, the Issuer will merge into Hanwha (the “Merger”) and Hanwha will be the surviving corporation in the Merger (the “Surviving Company”) without approval of the stockholders of the Issuer and Hanwha. Upon the effective date of the Merger, each Share (other than Shares held by Hanwha) will be cancelled and automatically converted into the right to receive $0.198 in cash per Share without interest, provided that the aggregate amount of cash, if any, that any holder of Shares is entitled to receive for Shares held by such holder shall be rounded to the nearest cent (with $0.005 being rounded upward).

If the Merger is completed, the ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. The Surviving Company will file a Form 15 (Certification of Termination of Registration of a Class of Security) with the SEC.

The description of the Plan of Merger in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the complete text of the Plan of Merger, which is attached hereto as Exhibit 99.13 to this statement and is incorporated herein by reference in its entirety.

ITEM 5. Interest in Securities of the Issuer.

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                 As of the date hereof, Hanwha beneficially owns 3,910,394,778 Ordinary Shares, which includes (i) 3,903,989,723 Ordinary Shares and (ii) 128,101 ADSs (representing 6,405,055 Ordinary Shares) representing approximately 94.0% of all of the issued and outstanding Ordinary Shares. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 3,910,394,778 Ordinary Shares owned by Hanwha. Hanwha Corporation together with its affiliates hold approximately 36.30% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 3,910,394,778 Ordinary Shares owned by Hanwha. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 36.07% of the issued and outstanding shares of Hanwha Corporation and Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of the 3,910,394,778 Ordinary Shares owned by Hanwha.

For purposes of this Schedule 13D, the Reporting Persons based the number of outstanding Ordinary Shares on an aggregate of 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Option Reserve Shares) and (b) the 20,062,348 Loaned Shares which were cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

(b)       Hanwha Solar Holdings Co., Ltd.:

(1)	Sole Voting Power: 3,910,394,778
(2)	Shared Voting Power: 0
(3)	Sole Dispositive Power: 3,910,394,778
(4)	Shared Dispositive Power: 0

Hanwha Chemical Corporation:

(1)	Sole Voting Power: 3,910,394,778
(2)	Shared Voting Power: 0
(3)	Sole Dispositive Power: 3,910,394,778
(4)	Shared Dispositive Power: 0

Hanwha Corporation:

(1)	Sole Voting Power: 3,910,394,778
(2)	Shared Voting Power: 0
(3)	Sole Dispositive Power: 3,910,394,778
(4)	Shared Dispositive Power: 0

Seung-Youn Kim:

(1)	Sole Voting Power: 3,910,394,778
(2)	Shared Voting Power: 0
(3)	Sole Dispositive Power: 3,910,394,778
(4)	Shared Dispositive Power: 0

(c)        None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A to the Initial Schedule 13D, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

ITEM 7. Material to Be Filed as Exhibits.

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description
Exhibit 99.1*	Joint Filing Agreement, dated as of September 17, 2010, between Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim.
Exhibit 99.2*	Share Purchase Agreement, dated as of August 3, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Chemical Corporation.
Exhibit 99.3*	Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.
Exhibit 99.4*	Share Purchase Agreement, dated as of August 3, 2010, by and between Good Energies II LP and Hanwha Chemical Corporation.
Exhibit 99.5*	Share Purchase Agreement, dated as of August 3, 2010, by and between Yonghua Solar Power Investment Holding Ltd. and Hanwha Chemical Corporation.
Exhibit 99.6*	Shareholder Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.
Exhibit 99.7*	Assignment and Assumption Agreement, dated as of September 6, 2010, by and between Hanwha Chemical Corporation and Hanwha Solar Holdings Co., Ltd.
Exhibit 99.8#	Subscription Agreement, dated as of November 9, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.
Exhibit 99.9**	Power of Attorney, dated August 17, 2012, by and between Seung-Youn Kim and Ki-Joon Hong.
Exhibit 99.10***	Share Purchase Agreement, dated as of December 8, 2014, by and among Hanwha SolarOne Co., Ltd., Hanwha Solar Holdings Co., Ltd. and Hanwha Q CELLS Investment Co., Ltd.
Exhibit 99.11‡	Amended and Restated Shareholder Agreement, dated as of December 8, 2014, by and between Hanwha SolarOne Co., Ltd. and Hanwha Solar Holdings Co., Ltd.
Exhibit 99.12‡‡	Proposal to the Issuer, dated August 2, 2018.
Exhibit 99.13‡‡‡	Plan of Merger, dated October 15, 2018.

*	Incorporated by reference to the exhibits to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 23, 2010.
#	Incorporated by reference to the exhibits to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on December 1, 2010.
**	Incorporated by reference to the exhibit to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on August 17, 2012.
***	Incorporated by reference to the exhibit to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on December 8, 2014.
‡	Incorporated by reference to the exhibit to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on February 6, 2015.
‡‡	Incorporated by reference to the exhibit to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on August 2, 2018.
‡‡‡	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2018	HANWHA SOLAR HOLDINGS CO., LTD.

/s/ Sang-Heum Han
	Name:	Sang-Heum Han
	Title:	Director

Dated: October 15, 2018	HANWHA CHEMICAL CORPORATION

/s/ Chang-Bum Kim
	Name:	Chang-Bum Kim
	Title:	Chief Executive Officer

Dated: October 15, 2018	HANWHA CORPORATION

/s/ Tae-Jong Lee
	Name:	Tae-Jong Lee
	Title:	Chief Executive Officer

Dated: October 15, 2018	/s/ Seung-Youn Kim
SEUNG-YOUN KIM